UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2012

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
     Peter M. Wilver
     Senior Vice President, Chief Financial Officer and
     Member of the Pension Committee

Date: June 21, 2013

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Thermo Fisher Scientific Inc. 401(k) Retirement Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2013

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

(In thousands)	2012	2011
Assets		
Investments, at fair value	$1,704,413	$1,356,616
Receivables		
Employer contributions	8,424	4,114
Participant contributions	3,404	2,671
Notes receivable from participants	31,321	27,179
	43,149	33,964
Net assets reflecting investments at fair value	1,747,562	1,390,580
Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	(6,273)	(4,726)
Net assets available for benefits	$1,741,289	$1,385,854

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

(In thousands)	2012
Additions	
Investment income	
Dividends and interest income	$ 11,148
Net appreciation in fair value of investments	206,558
Total investment gain, net	217,706
Interest income on notes receivable from participants	1,306
Contributions	
Employer	68,222
Participants	92,231
Participant rollover	34,314
Total contributions	194,767
Total additions, net	413,779
Deductions	
Benefits paid to participants	132,240
Administrative expenses	312
Total deductions	132,552
Transfers	
Dionex 401(k) Plan	74,208
Net increase in net assets available for benefits	355,435
Net Assets Available for Benefits	
Beginning of year	1,385,854
End of year	$ 1,741,289

The accompanying notes are an integral part of these financial statements.

Note 1.   Plan Description

The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the "Plan Sponsor", the "Company"). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In January 2012, the Plan replaced all of the T. Rowe Price Retirement Funds with T. Rowe Price Retirement Active Trusts. Participant balances in any of the T. Rowe Price Retirement Funds were exchanged for units of a similar Retirement Active Trust. The plan made this change to reduce the cost of investing in the age-based investment options. The active trusts are similar to the retirement funds in many ways but generally have lower fees and are only available to qualified retirement plans.

Transfers

The Company acquired Dionex Corporation in May 2011. The Dionex 401(k) Plan (the "Dionex plan") was merged into the Thermo Fisher Scientific Inc. 401(k) Retirement Plan effective January 13, 2012. As of January 12, 2012, the net assets of the Dionex plan were held by Fidelity Management Trust Company, which was the trustee. The transfer of $74,208,000 of plan assets to T. Rowe Price, occurred in January 2012. Active participants of the Dionex plan were immediately vested in their entire account balance upon the plan merger.

Eligibility

Employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan and receive Company matching contributions upon their date of hire (or rehire). Participants of certain unions may be eligible to participate in the Plan upon their date of hire (or rehire) but are not eligible for an allocation of Company contributions until the completion of one year of service.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company's non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers investment options in twenty investment funds and the Company's common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company matching contributions, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2012

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Notes Receivable from Participants

Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans range from 3.75% to 9.75% at December 31, 2012 and from 4.25% to 9.75% at December 31, 2011. Principal and interest are repaid through payroll deductions for current employees.

Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive the participant's account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures that exist in the Plan were either introduced into the Plan as a result of plan mergers or were created in previous years before vesting in Company contributions was immediate. All participant accounts in the Plan were 100% vested as of January 1, 2008.

Forfeitures can be used to reduce future employer contributions or pay Plan expenses. In 2012, $116,000 was paid from the Plan's forfeiture accounts to fund company matching contributions. Changes in accumulated forfeitures include amounts transferred into the Plan with plan mergers and investment gains and losses on the forfeiture accounts. At December 31, 2012 and 2011, there was $13,000 and $0, respectively, in accumulated forfeitures available to reduce future employer contributions or pay Plan expenses.

Administrative Budget Account

T. Rowe Price earns a set fee for recordkeeping services. If the Plan's share of the investment expenses incurred by the mutual funds and other investments held by the Plan exceeds this fee amount, the excess is deposited by T. Rowe Price into a separate Plan account which can be used to pay other Plan expenses, such as audit and investment consultation fees. Deposits in this Plan account are invested in the T. Rowe Price Summit Cash Reserves Fund. Plan expenses of $222,000 were paid from this account during 2012. At December 31, 2012 and 2011, there was $1,507,000 and $1,533,000, respectively, in this account available to pay Plan expenses.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan's interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company's common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan's investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

On February 28, 2013, the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Hamilton Plan") was merged into the Plan. The assets were held by the trustee, T. Rowe Price Trust Company. The transfer of $13,205,000 of plan assets occurred in February 2013. Participants of the Hamilton Plan were immediately vested in their entire account balance upon the plan merger.

Recent Accounting Pronouncements

In May 2011, further guidance was issued amending fair value measurements and disclosures. The new guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance was effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the plan's financial statements.

Note 3.   Tax Status

The Plan has received a favorable determination letter dated July 6, 2012, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan's tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2012

Note 4. Investments

Investments of the Plan's net assets are as follows:

(In thousands, except shares)	December 31, 2012	December 31, 2011
Cash	$ 57	$ —
Mutual Funds – Asset Allocation		
T. Rowe Price Retirement 2020 Fund (2)	—	181,348
T. Rowe Price Retirement 2025 Fund (2)	—	159,602
T. Rowe Price Retirement 2030 Fund (2)	—	138,985
T. Rowe Price Retirement 2015 Fund (2)	—	122,792
T. Rowe Price Retirement 2035 Fund (2)	—	90,319
T. Rowe Price Retirement 2040 Fund	—	63,624
T. Rowe Price Retirement 2010 Fund	—	58,290
T. Rowe Price Retirement 2045 Fund	—	30,589
T. Rowe Price Retirement Income Fund	—	16,368
T. Rowe Price Retirement 2005 Fund	—	15,112
T. Rowe Price Retirement 2050 Fund	—	11,572
T. Rowe Price Retirement 2055 Fund	—	3,644
Mutual Funds – Equity		
Dodge & Cox International Stock Fund	77,730	64,056
Dodge & Cox Stock Fund	72,172	55,920
Vanguard Mid Capitalization Index Fund, Instl.	58,644	48,221
Mutual Funds – Fixed Income		
PIMCO Total Return Fund	65,139	46,186
T. Rowe Price Summit Cash Reserves Fund	1,507	1,533
Common Collective Trusts – Asset Allocation		
Retirement 2020 Active Trust B (1)	228,006	—
Retirement 2025 Active Trust B (1)	214,783	—
Retirement 2030 Active Trust B (1)	180,283	—
Retirement 2015 Active Trust B (1)	137,509	—
Retirement 2035 Active Trust B (1)	120,722	—
Retirement 2040 Active Trust B (1)	88,432	—
Retirement 2010 Active Trust B	57,347	—
Retirement 2045 Active Trust B	45,125	—
Retirement 2050 Active Trust B	19,239	—
Retirement Income Active Trust B	16,813	—
Retirement 2005 Active Trust B	15,687	—
Retirement 2055 Active Trust B	5,431	—

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2012

(In thousands, except shares)	December 31, 2012	December 31, 2011
Common Collective Trust – Guaranteed Investment Contract		
T. Rowe Price Stable Value Fund (1)(2)	$ 152,183	$ 135,515
Common Collective Trusts – Equity		
SSGA S&P 500 Index Fund	43,855	34,538
Jennison Institutional U.S. Small-Cap Equity Fund	34,031	28,143
T. Rowe Price Growth Stock Trust	33,915	24,281
Common Stock		
Thermo Fisher Scientific Inc., 561,357 and 577,670 shares, respectively	35,803	25,978
Total Investments, at Fair Value	$1,704,413	$1,356,616

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2012.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2011.

During 2012, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $206,558,000, as follows:

(In thousands)	Year Ended December 31, 2012
Mutual Funds	$ 51,875
Common Collective Trusts	143,896
Common Stock	10,787
Net Increase in Fair Value	$ 206,558

Dividends and interest income of $11,148,000 consisted of the following for the year ended December 31, 2012:

(In thousands)	Year Ended December 31, 2012
Mutual Funds	$ 7,516
Common Collective Trusts	3,408
Common Stock	224
Dividends and Interest Income	$ 11,148

Note 5.   Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2012:

(In thousands)	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash	$ 57	$ 57	$ —	$ —
Asset allocation trust funds	1,129,377	—	1,129,377	—
Equity funds	320,347	208,546	111,801	—
Guaranteed investment contract funds	152,183	—	152,183	—
Fixed income funds	66,646	66,646	—	—
Common stock	35,803	35,803	—	—
Total assets at fair value	$ 1,704,413	$ 311,052	$ 1,393,361	$ —

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2011:

(In thousands)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Asset allocation funds	$ 892,245	$ 892,245	$ —	$ —
Equity funds	255,159	168,197	86,962	—
Guaranteed investment contract funds	135,515	—	135,515	—
Fixed income funds	47,719	47,719	—	—
Common stock	25,978	25,978	—	—
Total assets at fair value	$1,356,616	$1,134,139	$ 222,477	$ —

The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Equity funds	$ 111,801	$ —	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals
Asset allocation funds	1,129,377	—	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals
Guaranteed investment contract funds	152,183	—	Daily	Daily for participant withdrawals 12-30 months for Plan withdrawals
	$ 1,393,361	$ —		

There were no transfers between Level 1 and Level 2 fair value measurements during 2012 or 2011.

Note 6.   Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividends and interest earned of $3,415,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $1,306,000 in 2012.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2012 and 2011, the Plan purchased shares of Company common stock on the open market having a value of $5,753,000 and $6,340,000, respectively. In 2012 and 2011, the Plan sold shares of Company common stock on the open market having a value of $6,733,000 and $5,717,000, respectively. In 2012, the Plan received cash dividends of $224,000 on shares of Company common stock held.

Note 7.   Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)
Cash			\$ 57
Mutual Funds			
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	77,730
Dodge & Cox	Dodge & Cox Stock Fund	(2)	72,172
PIMCO	PIMCO Total Return Fund	(2)	65,139
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	58,644
T. Rowe Price	T. Rowe Price Summit Cash Reserves Fund (1)	\$1,507	1,507
Total mutual funds			275,192
Common Collective Trusts			
T. Rowe Price	Retirement 2020 Active Trust B (1)	(2)	228,006
T. Rowe Price	Retirement 2025 Active Trust B (1)	(2)	214,783
T. Rowe Price	Retirement 2030 Active Trust B (1)	(2)	180,283
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	145,910
T. Rowe Price	Retirement 2015 Active Trust B (1)	(2)	137,509
T. Rowe Price	Retirement 2035 Active Trust B (1)	(2)	120,722
T. Rowe Price	Retirement 2040 Active Trust B (1)	(2)	88,432
T. Rowe Price	Retirement 2010 Active Trust B (1)	(2)	57,347
T. Rowe Price	Retirement 2045 Active Trust B (1)	(2)	45,125
State Street Global Advisors	SSGA S&P 500 Index Fund Class C	(2)	43,855
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	34,031
T. Rowe Price	T. Rowe Price Growth Stock Trust Class A(1)	(2)	33,915
T. Rowe Price	Retirement 2050 Active Trust B (1)	(2)	19,239
T. Rowe Price	Retirement Income Active Trust B (1)	(2)	16,813
T. Rowe Price	Retirement 2005 Active Trust B (1)	(2)	15,687
T. Rowe Price	Retirement 2055 Active Trust B (1)	(2)	5,431
Total common collective trusts			1,387,088
Common Stock			
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	35,803
Participant Loans	Participant Loans (for a term not exceeding 30 years at interest rates ranging from 3.75% to 9.75%) (1)	(2)	31,321
Total			\$1,729,461

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2012 and 2011

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.